CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. (the “Company”)

Summary of the Resolutions Adopted by the General Extraordinary and General Ordinary Anual Shareholders’ Meeting held on April 21, 2023.

General Extraordinary Shareholders’ Meeting.

I.	Presentation and, if applicable, approval of the partial amendment to the Company’s by-laws.

The partial amendment to the Company's by-laws was approved in order to restructure the two committees of the Board of Directors of the Company and, consequently, as of the date of the Meeting, the Audit and Corporate Governance Committee will be divided into two committees: (i) the Audit Committee and (ii) the Corporate Governance Committee. As a result of the foregoing, the Company's Compensation and Nomination Committee will cease to exist, and its functions will be carried out by the Company's Corporate Governance Committee.

II.	Appointment of delegates who will carry out and formalize the resolutions adopted by this Meeting.

The delegates of the Meeting were appointed to appear, indistinctly, before the notary public of their choice to formalize all or part of the Meeting minutes; to arrange, if applicable, the registration, by themselves or through the person they designate, of the corresponding instrument in the Public Registry of Commerce of Mexico City; to request the certification of the Company's by-laws; and to carry out all acts necessary to comply with the resolutions adopted by the Meeting; being expressly authorized to issue such certifications of all or part of the minutes as may be necessary.

Likewise, the delegates of the Meeting were authorized, indistinctly, to subscribe and file all kinds of certificates and documents, and to take all kinds of actions before the National Banking and Securities Commission, the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.), S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., and any national or foreign authority, as well as any other public or private company or institution, in connection with the resolutions approved by the Meeting.

General Ordinary Annual Shareholders’ Meeting.

I.	Presentation and, if applicable, approval of the reports referred to in article 28, section IV of the Mexican Securities Market Law (Ley del Mercado de Valores), including the presentation of the consolidated audited financial statements of the Company for the year ended on December 31, 2022, and resolutions regarding the performance of the Board of Directors, Committees and Chief Executive Officer of the Company.

The following were presented and approved: (i) the report of the Audit and Corporate Governance Committee in terms of Article 43 of the Mexican Securities Market Law (Ley del Mercado de Valores); (ii) the report of the Chief Executive Officer in terms of Article 28, section IV, subsection b) and Article 44, section XI of the Mexican Securities Market Law (Ley del Mercado de Valores), together with the opinion of the external auditor; (iii) the opinion of the Board of Directors on the Chief Executive Officer's report; (iv) the report of the Board of Directors referred to in Article 172, paragraph b) of the Mexican General Law of Business Corporations (Ley General de Sociedades Mercantiles) on the principal accounting and information policies and criteria followed in the preparation of the Company's financial information; (v) the report of the Board of Directors referred to in Article 28, Section IV, paragraph e) of the Mexican Securities Market Law (Ley del Mercado de Valores) on the activities and operations of the Company in which said board participated; and (vi) the audited consolidated Financial Statements of the Company and its subsidiaries for the fiscal year ended December 31, 2022, which show a net loss of eighty million two hundred twenty-three thousand seven hundred seventy dollars (USD$80,223,770.94).

It was acknowledged at the shareholders meeting that:  (1) As of December 31, 2022 and for the years ended December 31, 2022 and 2021, KPMG issued an unqualified opinion, since the consolidated financial statements present fairly in all material respects, the consolidated financial position of the Company as of December 31, 2022 and 2021, the consolidated financial performance and the consolidated cash flows for the years then ended, in accordance with the International Accounting Standards Board (IFRS Standards); and (2) the unaudited consolidated financial statements of the Company as of and for the year ended December 31, 2022 understated the net loss by forty nine million nine hundred and two thousand five hundred thirty four dollars (USD$49,902,534.32) mainly due to an overstatement of  (i) income tax benefit by forty three million eight hundred seventy seven thousand twenty dollars (USD$43,877,020.13), and (ii) foreign exchange loss by six millions twenty five thousand five hundred and fourteen dollars (USD$6,025,514.19), in each case relating to the unintentional omission of certain unrealized exchange rate losses and certain foreign currency exchange conversion factors in connection with the preparation of the unaudited financial statements.  The non-cash adjustments relating to these revisions did not affect operating income and are not expected to have a negative impact on any future periods. These revisions were made as part of the Company’s annual closing procedures in connection with the audit of the Company´s consolidated financial statements.

Each and every one of the acts performed by the Board of Directors, by the Audit and Corporate Governance Committee, by the Compensation and Nominations Committee, by the Chairman of the Board of Directors, by the Chief Executive Officer, by the Secretary, by the Deputy Secretary and the officers of the Company in the performance of their duties during the fiscal year ending December 31, 2022 were ratified and approved, and released from all liability derived from the performance of their duties, to which effect they are granted the most extensive release that may be applicable in compliance with the law.

II.	Resolutions regarding the allocation of the results for the fiscal year ended on December 31, 2022.

It was approved that the net loss of the Company and subsidiaries obtained in the fiscal year ended December 31, 2022, which amount to eighty million two hundred twenty-three thousand seven hundred seventy dollars (USD$80,223,770.94), be applied to the "accrual results account" of prior years. Likewise, it was noted that as of the date of the Meeting, the legal reserve of the Company amounts to seventeen million three hundred sixty-three thousand and twenty-seven dollars (USD$17,363,027.74)

III.	Proposal and, if applicable, approval of the establishment of an own share repurchase program in terms of the provisions of the applicable law, and the preparation of its operating policies.

It was approved that (i) the Company implement a program to repurchase its own shares in terms of the provisions of Article 56 of the Mexican Securities Market Law (Ley del Mercado de Valores) and the General Provisions applicable to issuers of securities and other participants in the securities market (Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores), and the preparation of the policies to be observed to carry out transactions to purchase and sell the Company's own shares through the Bolsa Mexicana de Valores, S.A B. de C.V.; (ii) the Board of Directors is delegated in order to develop the policies and procedures to carry out any transactions to purchase and sell the Company's own shares through the Bolsa Mexicana de Valores, S.A.B. de C.V., as well as to determine those terms and conditions in connection with the implementation and operation of the Company's own shares repurchase program, in terms of the provisions of Article 56 of the Securities Market Law and other applicable provisions and considering the Company's capital requirements; (iii) for the current fiscal year, the Company does not allocate resources or capital to constitute the corresponding repurchase fund, and that, in any case, the operation and start-up is subject to the Company complying with the applicable requirements established in Article 56 of the Mexican Securities Market Law (Ley del Mercado de Valores), in the understanding that the maximum amount of resources or capital allocated for the acquisition of the Company's own shares will be for an amount equivalent to 5% (five percent) of the Company's capital stock with a limit of one hundred million dollars (USD$100,000,000.00 ), in the understanding, furthermore, that the maximum amount of resources or capital destined for such purposes must be approved, for each fiscal year, by the general ordinary shareholders' meeting, and such approval must comply with the provisions of Article 56 of the Mexican Securities Market Law (Ley del Mercado de Valores).

IV.	Appointment and/or ratification, of the individuals who shall be members of the Board of Directors, the Secretary of such Board and the Chief Executive Officer of the Company.

i.	It was resolved to ratify Mr. Brian H. Franke as Chairman and member of the Board of Directors of the Company.

ii.	It was resolved to appoint Mr. Andrew Broderick as member of the Board of Directors of the Company.

iii.	It was resolved to ratify and/or qualify, as applicable, Mrs. Alfonso González Migoya, Stanley L. Pace, William Dean Donovan, John Slowik, José Luis Fernández Fernández, Joaquín Alberto Palomo Déneke, Ricardo Maldonado Yáñez, Guadalupe Phillips Margain, Mónica Aspe Bernal and, Harry F. Krensky as members of the Board of Directors of the Company, and it is acknowledged and ratified that they also continue to qualify as independent directors in terms of the provisions of Article 26 of the Mexican Securities Market Law (Ley del Mercado de Valores).

iv.	It was resolved to ratify Mr. Enrique Javier Beltranena Mejicano and Mr. Marco Andrés Baldocchi Kriete as members of the Board of Directors of the Company.

v.	It was resolved to accept the resignation of Mr. William A. Franke as member of the Board of Directors of the Company.

It was resolved to ratify all acts carried out in the performance of his duties, irrevocably and unconditionally releasing him from any liability he may have incurred in the legal performance of any of his duties, granting him the fullest release available by law, also releasing him from any obligation or liability to the Company, and the Company undertakes to indemnify him and hold him harmless for any liability incurred in the legal performance of his duties. Likewise, it was resolved that the Company does not reserve any claim or action, whether civil, commercial or of any nature, present or future, against him, derived from the legal performance of his duties in the Company.

vi.	It was resolved to appoint Mr. William A. Franke as an honorary member of the Board of Directors of the Company, without being a member thereof, in the understanding that said honorary member shall not receive any consideration or emolument whatsoever.

vii.	It was resolved to ratify Mr. José Carlos Silva Sánchez-Gavito as alternate member of Messrs. John Slowik, José Luis Fernández Fernández and Joaquín Alberto Palomo Déneke, indistinctly, and Mr. Eugenio Macouzet de León as alternate member of Mr. Ricardo Maldonado Yáñez, and it is recognized and ratified that, in addition, they continue to qualify as independent in terms of the provisions of Article 26 of the Mexican Securities Market Law (Ley del Mercado de Valores).

viii.	It was resolved to ratify Mr. Rodrigo Antonio Escobar Nottebohm as alternate member to Mr. Marco Andrés Baldocchi Kriete.

ix.	It was resolved to appoint Mr. José Alejandro de Iturbide Gutiérrez as Secretary of the Board of Directors of the Company, without being a member of the Board.

x.	It was resolved to ratify Mr. Enrique Javier Beltranena Mejicano as President and Chief Executive Officer of the Company.

xi.	It was resolved that the Board of Directors of the Company determines the removal, ratification or appointment of the Secretary and/or Deputy Secretary of the Board of Directors of the Company, and/or members of the Audit Committee and Corporate Governance Committee, other than the Chairman of said Committees and/or any committee and/or working group that, from time to time, may be incorporated to assist the Board of Directors in the performance of its activities. For purposes of the foregoing, the Meeting granted and conferred to the Board of Directors of the Company all the powers and faculties necessary according to law, in connection with the foregoing.

xii.	It was resolved that, in connection with the performance of its duties, the Company undertakes to hold harmless the members of its Board of Directors, the Secretary and the Deputy Secretary, the members and the Secretaries and Deputy Secretaries of the Audit Committee and Corporate Governance Committee, the President and Chief Executive Officer of the Company, its executives and officers, in connection with any claim, lawsuit, proceeding or investigation that may be initiated in the United Mexican States (Mexico) or abroad, including any of the countries in which the Company's shares are registered or listed, other securities issued based on such shares or other fixed or variable income securities or securities representing any kind of debt issued by the Company itself, in which such persons may be parties in their capacity as members of the Board of Directors of the Company, the Secretary and the Deputy Secretary, the members and the Secretaries and Deputy Secretaries of the Audit Committee and Corporate Governance Committee, the President Chief Executive Officer of the Company, their executives or officers, respectively, including the payment of any damages that may have been caused and the amounts necessary to reach, if deemed appropriate, a settlement, as well as the totality of the fees and expenses of the attorneys and other advisors hired to protect the interests of such persons in the aforementioned cases, it being understood that the Board of Directors itself is authorized to determine in the aforementioned cases, if it deems convenient to hire the services of attorneys and other advisors other than those who are advising the Company in the corresponding case.

V.	Appointment and/or ratification, if applicable, of the Chairman of the Audit Committee of the Company.

It was resolved to ratify Mr. José Luis Fernández Fernández as Chairman of the Audit Committee of the Company.

VI.	Appointment of the Chairman of the Corporate Governance Committee of the Company.

It was resolved to appoint Mr. Ricardo Maldonado Yáñez as Chairman of the Corporate Governance Committee of the Company.

VII.	Resolutions on (i) the compensation to the members of the Board of Directors, of the Audit Committee, of the Corporate Governance Committee, as well as to the secretary of the Board of Directors and of the Committees of the Company; and (ii) the incentives plan.

It was resolved to approve the payment of fees to the Chairman of the Board of Directors of the Company, the independent directors, the other members and the Secretary of the Board of Directors of the Company, the members of the Audit Committee, the members of the Corporate Governance Committee and the Secretary of the Committees, for each meeting of the Board of Directors of the Company and/or the Audit Committee and/or the Corporate Governance Committee attended, as follows:

i.	Chairman of the Board of Directors: Fixed annual payment of one hundred and fifty thousand dollars (USD$150,000.00 ) and two thousand five hundred dollars (USD$2,500.00 ) for each meeting attended in person, telephone or other remote means.

ii.	Other Non-Independent Members of the Board of Directors (other than the Chairman of the Board of Directors): Fixed annual payment of sixty thousand dollars (USD$60,000.00 () and two thousand five hundred dollars (USD$2,500.00 () for each meeting they attend in person, and of five hundred dollars (USD$500.00 ) in the event they attend via telephone or other remote means.

iii.	Other Independent Members of the Board of Directors: Fixed annual payment of sixty thousand dollars (USD$60,000.00 ) and two thousand five hundred dollars (USD$2,500.00) for each meeting attended in person, and five hundred dollars (USD$500.00 ) in the event they attend by telephone or other remote means, as well as any rights granted to them in accordance with the stock option plan of which they form part.

iv.	Secretary of the Board of Directors: Fixed annual payment of twenty-five thousand dollars (USD$25,000.00) and two thousand five hundred dollars (USD$2,500.00 ) for each meeting attended in person, and five hundred dollars (USD$500.00) in the event of attendance by telephone or other remote means.

v.	Chairman of the Audit Committee: Fixed annual payment of thirty thousand dollars (USD$30,000.00) and four thousand dollars (USD$4,000.00 ) for each meeting attended in person, and five hundred dollars (USD$500.00 ) in the event of attendance by telephone or other remote means.

vi.	Other Members of the Audit Committee: Payment of four thousand dollars (USD$4,000.00) for each meeting attended in person, and five hundred dollars (USD$500.00 ) in the event of attendance by telephone or other remote means.

vii.	Secretary of the Audit Committee: Payment of one thousand dollars USD$1,000.00 ) for each meeting attended in person, and five hundred dollars (USD$500.00 ) in the event of attendance by telephone or other remote means.

viii.	Chairman of the Corporate Governance Committee: Fixed annual payment of fifteen thousand dollars (USD$15,000.00 ) and two thousand five hundred dollars (USD$2,500.00 ) for each meeting attended in person, and five hundred dollars (USD$500.00) in the event of attendance by telephone or other remote means.

ix.	Other Members of the Corporate Governance Committee: Payment of two thousand five hundred dollars (USD$2,500.00) for each meeting attended in person, and five hundred dollars (USD$500.00) in the event of attendance by telephone or other remote means.

x.	Secretary of the Corporate Governance Committee: Payment of one thousand dollars (USD$1,000.00) for each meeting attended in person, and five hundred dollars (USD$500.00 ) in the case of attendance by telephone or other remote means.

It was approved that the members of the Board of Directors, only with regard to the fixed annual payment described above, may choose to receive the latter in cash or in shares of the Company.

It was approved that all necessary and/or convenient acts be carried out, in order to incorporate the following into the long-term retention plan for certain executives of the Company, in their capacity as trustees: (i) the independent proprietary members of the Board of Administration of the Company and (ii) the proprietary members of the Board of Directors of the Company who choose to receive their respective fixed annual payment in shares of the Company.

VIII.	Presentation and, if applicable, approval of the report on compliance with the Company's tax obligations, in compliance of the applicable legal provisions.

It was presented and approved the report on the Company's compliance with its tax obligations for fiscal year 2021, issued by the C.P.C. Saúl Andrés Aguayo Juárez, partner of the firm KPMG Cárdenas Dosal, S.C., external auditors of the Company, in accordance with the provisions of the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta), its regulations and the Mexican Federal Tax Code (Código Fiscal de la Federación).

IX.	Appointment of delegates who will carry out and formalize the resolutions adopted by this meeting.

The delegates of the Meeting were appointed to appear, indistinctly, before the notary public of their choice to formalize all or part of the Meeting minutes; to arrange, if applicable, the registration, by themselves or through the person they designate, of the corresponding instrument in the Public Registry of Commerce of Mexico City; to request the certification of the Company's bylaws; and to carry out all acts necessary to comply with the resolutions adopted by the Meeting; being expressly authorized to issue such certifications of all or part of the minutes as may be necessary.

Likewise, the delegates of the Meeting were authorized, indistinctly, to subscribe and file all kinds of certificates and documents, and to take all kinds of actions before the National Banking and Securities Commission, the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.), S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., and any national or foreign authority, as well as any other public or private company or institution, in connection with the resolutions approved by the Meeting.

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